Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706 Direct: 408 526 4000 FAX: 408 526 4100 www.cisco.com

January 8, 2009

Ms. Kathleen Collins

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.
Form 10-K for the Fiscal Year Ended July 26, 2008
Filed on September 15, 2008
Form 10-Q for the Quarter Ended October 25, 2008
File No. 000-18225

Dear Ms. Collins:

On behalf of Cisco Systems, Inc., a California corporation (“Cisco”), this is to confirm that Cisco yesterday received the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated December 19, 2008. As Prat Bhatt of Cisco discussed with Melissa Feider of the Staff, Cisco will provide its response to the Staff’s comment within 10 business days from yesterday (by January 22, 2009).

Should you have any questions or comments, please contact me at (408) 527-0448, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Jonathan Chadwick

Jonathan Chadwick

Senior Vice President, Corporate Controller and

Principal Accounting Officer

cc:	Melissa Feider, Securities and Exchange Commission

John T. Chambers, Cisco Systems, Inc.

Frank A. Calderoni, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

Daniel J. Winnike, Fenwick & West LLP

Stephen Darcy, PricewaterhouseCoopers LLP